UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 21, 2010

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver, British Columbia
Canada V6E 2Y3

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: May 25, 2010

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD EXECUTES US$47 MILLION CREDIT FACILITY

May 21, 2010, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today announced that it had executed all formal documents for a US$47 million export finance facility ("the facility"), with Credit Suisse AG as the primary lender. Following the fulfillment of customary conditions precedent, the funds are available and can be drawn upon as required.

The facility has a maximum term of 4 years from date of draw down, with interest and capital repayment commencing 12 months after draw down. The facility bears interest at a margin of 4% over the USD LIBOR rate (currently 0.3%). The Company will have the option to retire the loan 12 months after draw down at no additional cost. The Burnstone project is the primary security for the facility.

A deferred hedging program typical for these facilities will be finalized and implemented in the following weeks. It is anticipated that a zero-cost-collar structure for up to 25% of the first 24 months of gold production will form the basis for the program with certain agreed metal prices and production costs being the triggering events to activate the deferred program.

Ferdi Dippenaar, CEO and President commented; "We are delighted with the speed with which this low-cost and flexible facility was put in place with Credit Suisse. It provides the last needed piece to our capital structure and it will facilitate funding the final costs related to delivering the Burnstone gold mine starting up in the upcoming weeks."
For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA 1 (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.